UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Viela Bio, Inc.

(Name of Subject Company (Issuer))

Teiripic Merger Sub, Inc.

A direct wholly owned subsidiary of

Horizon Therapeutics USA, Inc.

An indirect wholly owned subsidiary of

Horizon Therapeutics Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Therapeutics plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Borden

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,052,416,441.80	$333,018.63

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 54,904,033 outstanding shares of common stock of Viela Bio, Inc. (“Viela”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $53.00 per Share and (ii) 4,216,056 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $53.00 per Share, multiplied by $33.80, which is the offer price of $53.00 per Share minus the weighted average exercise price for such options of $19.20 per Share. The calculation of the filing fee is based on information provided by Viela as of February 7, 2021.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by .0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Teiripic Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Ultimate Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Viela Bio, Inc., a Delaware corporation (“Viela”), at a price of $53.00 per Share, net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2 . Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Viela Bio, Inc. Viela’s principal executive offices are located at One Medimmune Way, First Floor, Area Two, Gaithersburg, Maryland. Its telephone number at such address is 240-558-0038.

(b) This Schedule TO relates to the Shares. According to Viela, as of the close of business on February 9, 2021, there were (i) 54,904,033 Shares issued and outstanding and (ii) 4,216,056 Shares subject to issuance pursuant to outstanding options to acquire Shares.

(c) The Shares are traded on The Nasdaq Global Select Market under the symbol “VIE.” The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by (i) Ultimate Parent, (ii) Parent and (iii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x) and (xii) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Summary Term Sheet

Section 1	—	“Terms of the Offer”
Section 2	—	“Acceptance for Payment and Payment for Shares”
Section 3	—	“Procedures for Tendering Shares”
Section 4	—	“Withdrawal Rights”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 11	—	The Transaction Documents
Section 13	—	“Certain Other Effects”
Section 15	—	“Conditions of the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Summary Term Sheet

Section 1	—	“Terms of the Offer”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 10	—	“Background of the Offer; Contacts with Viela”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Viela”
Section 13	—	“Certain Other Effects”

Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Summary Term Sheet

Section 8	—	“Certain Information Concerning Ultimate Parent, Purchaser and Parent”
Section 10	—	“Background of the Offer; Contacts with Viela”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Viela”

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) and (c)(3)—(7) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Summary Term Sheet

Section 6	—	“Price Range of Shares; Dividends”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Viela”
Section 13	—	“Certain Other Effects”
Section 14	—	“Dividends and Distributions”

Subsection (c)(2) is not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Summary Term Sheet

Section 9	—	“Source and Amount of Funds”
Section 11	—	“The Transaction Documents”

(b) The Offer is not subject to a financing condition.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Section 8	—	“Certain Information Concerning Ultimate Parent, Purchaser and Parent”
Section 11	—	The Transaction Documents
Section 12	—	Purpose of the Offer and Plans for Viela

Schedule I

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Summary Term Sheet

Section 3	—	“Procedures for Tendering Shares”
Section 11	—	“The Transaction Documents”
Section 17	—	“Fees and Expenses”

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Ultimate Parent, Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Viela or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Summary Term Sheet

Section 11	—	“The Transaction Documents”
Section 13	—	“Certain Other Effects”
Section 15	—	“Conditions of the Offer”
Section 16	—	“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of February 12, 2021

(a)(1)(ii)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on February 12, 2021

(a)(5)(A)	Joint Press Release issued by Ultimate Parent and Viela, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(B)	Investor Presentation, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(C)	Email to Viela employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(D)	Email to Horizon employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(E)	Horizon FAQs, dated February 4, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 4, 2021)

(b)(i)	Commitment Letter, dated January 31, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(b)(2)#*	Amended and Restated Commitment Letter, dated February 11, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets, Inc. and JPMorgan Chase Bank, N.A.

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of January 31, 2021, by and among Parent, Purchaser, Viela and solely for purposes of Sections 6.7 and 9.12, Ultimate Parent (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(3)*	Mutual Nondisclosure Agreement, dated as of July 15, 2020, by and between Ultimate Parent and Viela

(d)(4)*	Letter Agreement, dated as of November 20, 2020, by and between Ultimate Parent and Viela

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
#

Certain portions of this exhibit (indicated by “[***]”) have been omitted as the registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the registrant if publicly disclosed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Teiripic Merger Sub, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President

Horizon Therapeutics USA, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President and Chief Executive Officer

Horizon Therapeutics plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

QuickLinks

Item 1. Summary Term Sheet.

Item 2. Subject Company Information.

Item 3. Identity and Background of Filing Person.

Item 4. Terms of the Transaction.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 7. Source and Amount of Funds or Other Consideration.

Item 8. Interest in Securities of the Subject Company.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Item 10. Financial Statements.

Item 11. Additional Information.

Item 12. Exhibits.

Item 13. Information Required by Schedule 13E-3.

SIGNATURES